Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

Transcript of Interview with Dimitris Lois on Bloomberg Television in Athens

Monday, October 15, 2012

QUESTION 1: WHY LIST ON THE LONDON STOCK EXCHANGE AND WHY REDOMICILE IN SWITZERLAND?

•                  There are two elements out of the crisis.  The first element is the liquidity.  In the last five years from 2007 until 2012 the liquidity in volume terms dropped by 90%.  So the first thing we did is to address the liquidity [issue] and that’s why we are going to the London Stock Exchange.

•                  The second element of the crisis is the fact that analysts were concerned with the location of our domicile of our headquarters.  So eventually, although they [investors] realised it was only 5% of our business [that was] connected to Greece, this concern triggered also the credit rating agencies to downgrade us both in July — S&P and Moody’s.  With this we had to take a decision and the decision was to consider re-domiciling because this would allow us to have completely different ratings.  And we have seen the ratings after the downgrade with the spread in our bonds — they went up to 280-300 basis points — so eventually this triggers the access to our debt markets and also the cost.

So these are the two elements behind the crisis that drove us to take our listing to the London Stock Exchange and eventually re-domicile.

QUESTION 2: WHY TAKE THE DECISION NOW? THERE HAS BEEN SOME COMMENT THAT THE DEPARTURE OF A COMPANY SUCH AS YOURS DEALS A BLOW TO SOME NEW-FOUND CONFIDENCE THAT GREECE WILL GET THROUGH ITS TROUBLES ...

•                  Well, the decision was triggered by the concerns from our investors with regards to the liquidity, so obviously we have addressed the liquidity by listing on the London Stock Exchange.

•                  The second element was the downgrade from the two rating agencies, from S&P and Moody’s. With this downgrade, the cost of potential borrowing was going up and, additionally, the access to debt markets, so this was the opportunity that we saw behind listing on the most appropriate trading venue, which is the London Stock Exchange.

QUESTION 3:  MOODY’S DOWNGRADED YOU TO BAA1 IN JUNE, CITING THE CURRENT MICRO AND CONSUMER OUTLOOK IN EUROPE; DID YOU THINK THAT WAS MORE RELATED TO YOUR COMPANY BEING DOMICILED IN GREECE AND THE THEN CONSEQUENCE OF A EURO EXIT RATHER THAN THE MICRO REGION EXITING?

•                  Well, the major focus out of Moody’s was the domicile [issue], although they really understood very well that the [company’s] connection with the Greek business is only 5% [of revenue].  This was the main reasoning behind the downgrade and that’s why we took that into consideration and we have seen, by the way, the spreads going up after the downgrade.

QUESTION 4: HOW IS SWISS DOMICILE AFFECTING THE TAX THE COMPANY WILL PAY?  IT WILL BE BASED IN ZUG, WHICH IS HOME TO THE HEADQUARTERS OF MANY INTERNATIONAL COMPANIES AS IT IS A LOW TAX REGION EVEN WITHIN SWITZERLAND.

•                  This transaction has absolutely nothing to do with tax, so this is not a tax-driven transaction. Our overall effective tax rate for the group is between 25-27% and this will not change because of the transaction.

•                  Additionally, I would like to share with you that this transaction has also no relation with the tax for the Greek Government. So the Greek Government will continue to take the same tax as before, so no loss of income for the Greek Government.

QUESTION 5: DO YOU THINK YOUR MOVE IS THE BEGINNING OF A TREND, MAYBE NOT JUST IN GREECE, BUT IN OTHER COUNTRIES WHERE THE REGULATORY ENVIRONMENT ISN’T AS STABLE OR ATTRACTIVE AT THE MOMENT?

•                  We had specific reasons both for listing on the Stock Exchange in London and for the domicile. I believe each case is a unique case, so we cannot overgeneralize. We know exactly why Coca Cola Hellenic chose the London Stock Exchange to be the primary listing and the premium sector of the London Stock Exchange, as well as why we have decided the stability, both in the economic environment and the regulatory environment [of Switzerland] as well as [being] one of our countries; that’s why we chose Switzerland to re-domicile our headquarters.

QUESTION 6: YOU ARE UNDERLINING THAT GREECE IS JUST A SMALL PART OF THE OVERALL BUSINESS, BUT MOODY’S DOES SAY THAT YOU HAVE HIGHER EXPOSURE TO SOUTHERN EUROPE THAN ANOTHER EIGHT BEVERAGE COMPANIES, INCLUDING ITALY, AND YOU ARE PRESENT IN A NUMBER OF BAILOUT

COUNTRIES: GREECE AND IRELAND.  WHAT ARE YOU DOING THERE TO MITIGATE THE EFFECT OF THE CURRENT EURO CRISIS OF SPENDING?

•                  We are present in 28 countries and this is the beauty of Coca Cola Hellenic. We are naturally hedged. We are in three segments: established, developing and emerging, and this, I believe, is one of the strong benefits of Coca Cola Hellenic. Now, for each of the countries that you have referred to there is a contingency plan and we are working as per this contingency plan, which is a very detailed contingency plan.

QUESTION 7:  WHAT DO YOU MEAN “CONTINGENCY PLAN”?

Contingency plan with regards to the challenges that are driven out of the Greek sovereign debt crisis.

QUESTION 8: WHY CHOOSE SWITZERLAND TO BE DOMICILED THEN INSTEAD OF THE UK IF YOU ARE LISTING IN LONDON?  WHY LONDON AND NOT PARIS WHERE COKE ENTERPRISES IS NOW LISTED; IS IT THE TAX SITUATION THERE?

•                  It has nothing to do with the tax. The first question with regard to domicile in Switzerland - there are four main criteria. The first criteria is stability in the economic environment; second criteria is stability in the overall regulatory environment and a well-structured regulatory environment; the third is ease of doing business. And one of the most important elements had to be [that it was] one of our countries. There are a lot of synergies having it in one of our countries; and eventually easy access to the rest of the 27 countries. That’s why we chose Switzerland.

•                  With regards to your second question — [why the] London Stock Exchange versus Paris [Stock Exchange] — well, [the] London Stock Exchange is the largest stock exchange in Europe, the most liquid stock exchange in Europe, the stock exchange with the biggest participation of international companies and we believe that is the most appropriate trading venue for Coca Cola Hellenic.

QUESTION 8: WILL THE LISTING INCREASE THE VALUE OF YOURSELVES?

•                  Well, being in the London Stock Exchange, obviously we’re going to have greater recognition and awareness of our stock.  Additionally, we are seeking the FTSE100 inclusion; with the FTSE100 inclusion you have the index tracker funds that will buy Hellenic. Obviously, this will increase the trade in volume. We do see quite some benefit, obviously, out of our listing on the London Stock Exchange in the premier segment.

QUESTION 9: SALES HAVE DROPPED DOWN SINCE THE MOVE WAS ANNOUNCED; WHY DO YOU THINK THIS IS?  I’M REFERRING YOU TO YESTERDAY …

•                  Well, yesterday, yes, we did see a negative trend. We believe that this negative trend is directly connected with funds in Greece that are not able to hold their shares in a venue outside Greece. What is interesting is that today there was a huge rebound, so we saw an almost 7% growth [in share price].  So we understand there is a balancing factor, so we are not really concerned with the move yesterday.

(Interview concluded)

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.